

Mail Stop 3561

June 16, 2017

Via E-mail
Seamus Lagan
Chief Executive Officer and President
Rennova Health, Inc.
400 South Australian Avenue, Suite 800
West Palm Beach, Florida 33401

> **Re:** **Rennova Health, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 12, 2017**
> **File No. 333-217350**

Dear Mr. Lagan:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note you have increased the amount of shares being registered to 2,803,829 shares of common stock from 2,344,252 shares. Please advise us where the additional shares are coming from.

Please contact Michael Killoy at (202) 551-7576 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining

cc: J. Thomas Cookson, Esq.
       Shutts & Bowen LLP